UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

AEHR Test Systems

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00760J108

(CUSIP Number)

December 17, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 00760J108

1	NAME OF REPORTING PERSON PWA Real Estate, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 26-1277040
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not Applicable
	6	SHARED VOTING POWER Not Applicable
	7	SOLE DISPOSITIVE POWER Not Applicable
	8	SHARED DISPOSITIVE POWER Not Applicable
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Not Applicable - See Exhibit B
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Not Applicable
12	TYPE OF REPORTING PERSON OO

CUSIP No.: 00760J108

1	NAME OF REPORTING PERSON Private Wealth Adv 401K PSP FBO John M. Schneider I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not Applicable
	6	SHARED VOTING POWER Not Applicable
	7	SOLE DISPOSITIVE POWER Not Applicable
	8	SHARED DISPOSITIVE POWER Not Applicable
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Not Applicable - See Exhibit C
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Not Applicable
12	TYPE OF REPORTING PERSON EP

CUSIP No.: 00760J108

1	NAME OF REPORTING PERSON John Schneider custodian FBO Alexandria Schneider UTMA PA until Age 21 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not Applicable
	6	SHARED VOTING POWER Not Applicable
	7	SOLE DISPOSITIVE POWER Not Applicable
	8	SHARED DISPOSITIVE POWER Not Applicable
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Not Applicable - See Exhibit D
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Not Applicable
12	TYPE OF REPORTING PERSON OO

CUSIP No.: 00760J108

1	NAME OF REPORTING PERSON John Schneider custodian FBO Helena Schneider UTMA PA until Age 21 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not Applicable
	6	SHARED VOTING POWER Not Applicable
	7	SOLE DISPOSITIVE POWER Not Applicable
	8	SHARED DISPOSITIVE POWER Not Applicable
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Not Applicable - See Exhibit E
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Not Applicable
12	TYPE OF REPORTING PERSON OO

CUSIP No.: 00760J108

1	NAME OF REPORTING PERSON John Schneider custodian FBO Beatrice Schneider UTMA PA until Age 21 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not Applicable
	6	SHARED VOTING POWER Not Applicable
	7	SOLE DISPOSITIVE POWER Not Applicable
	8	SHARED DISPOSITIVE POWER Not Applicable
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Not Applicable - See Exhibit F
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Not Applicable
12	TYPE OF REPORTING PERSON OO

CUSIP No.: 00760J108

1	NAME OF REPORTING PERSON John M. Schneider I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not Applicable
	6	SHARED VOTING POWER Not Applicable
	7	SOLE DISPOSITIVE POWER Not Applicable
	8	SHARED DISPOSITIVE POWER Not Applicable
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Not Applicable - See Exhibit G
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Not Applicable
12	TYPE OF REPORTING PERSON IN

CUSIP No.: 00760J108

ITEM 1(a).	NAME OF ISSUER:
AEHR Test Systems
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
400 Kato Terrace Fremont, CA 94539
ITEM 2(a).	NAME OF PERSON FILING:
PWA Real Estate, LLC

Private Wealth Adv 401K PSP FBO John M. Schneider

John Schneider custodian FBO Alexandria Schneider UTMA PA until Age 21

John Schneider custodian FBO Helena Schneider UTMA PA until Age 21

John Schneider custodian FBO Beatrice Schneider UTMA PA until Age 21

John M. Schneider, individually, and as the sole member of PWA Real Estate, LLC, the sole beneficiary of the
Private Wealth Adv 401K PSP FBO John M. Schneider, and the custodian for the following UTMA accounts: (i) John Schneider custodian FBO Alexandria Schneider UTMA PA until Age 21, (ii) John Schneider custodian FBO Helena Schneider UTMA PA until Age 21, and (iii) John Schneider custodian FBO Beatrice Schneider UTMA PA until Age 21.
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
PWA Real Estate, LLC - 4900 Perry Highway, Ste. 300, Pittsburgh, PA 15229

Private Wealth Adv 401K PSP FBO John M. Schneider - 4900 Perry Highway, Ste. 300, Pittsburgh, PA 15229

John Schneider custodian FBO Alexandria Schneider UTMA PA until Age 21 - 905 Beaver Street, Sewickley, PA 15143

John Schneider custodian FBO Helena Schneider UTMA PA until Age 21 - 905 Beaver Street, Sewickley, PA 15143

John Schneider custodian FBO Beatrice Schneider UTMA PA until Age 21 - 905 Beaver Street, Sewickley, PA 15143

John Schneider - 905 Beaver Street, Sewickley, PA 15143
ITEM 2(c).	CITIZENSHIP:
PWA Real Estate, LLC - Pennsylvania
Private Wealth Adv 401K PSP FBO John M. Schneider - United States of America
John Schneider custodian FBO Alexandria Schneider UTMA PA until Age 21 - United States of America
John Schneider custodian FBO Helena Schneider UTMA PA until Age 21 - United States of America
John Schneider custodian FBO Beatrice Schneider UTMA PA until Age 21 - United States of America
John M. Schneider - United States of America

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Common Stock, par value $0.01 per share
ITEM 2(e).	CUSIP NUMBER:
00760J108
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	[ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k)	[ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:
Not Applicable
ITEM 4.	OWNERSHIP:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
Not Applicable. Private Wealth Advisors, Inc. (the Company) is hereby confirming that that certain Schedule 13G on Form SC 13G, together with all exhibits and amendments thereto (File No. 005-52329), as initially filed with the Securities and Exchange Commission (Commission) on February 10, 2014 (collectively, the Schedule 13G), be withdrawn effective immediately. The Schedule 13G was filed under an incorrect CIK number. The incorrect filing of the Schedule 13G has been corrected by the
	(b)	Percent of class:
Not Applicable
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
PWA Real Estate, LLC - Not Applicable
Private Wealth Adv 401K PSP FBO John M. Schneider - Not Applicable
John Schneider custodian FBO Alexandria Schneider UTMA PA until Age 21 - Not Applicable
John Schneider custodian FBO Helena Schneider UTMA PA until Age 21 - Not Applicable
John Schneider custodian FBO Beatrice Schneider UTMA PA until Age 21 - Not Applicable
John M. Schneider - Not Applicable

(ii) Shared power to vote or to direct the vote:
PWA Real Estate, LLC - Not Applicable
Private Wealth Adv 401K PSP FBO John M. Schneider - Not Applicable
John Schneider custodian FBO Alexandria Schneider UTMA PA until Age 21 - Not Applicable
John Schneider custodian FBO Helena Schneider UTMA PA until Age 21 - Not Applicable
John Schneider custodian FBO Beatrice Schneider UTMA PA until Age 21 - Not Applicable
John M. Schneider - Not Applicable

(iii) Sole power to dispose or to direct the disposition of:
PWA Real Estate, LLC - Not Applicable
Private Wealth Adv 401K PSP FBO John M. Schneider - Not Applicable
John Schneider custodian FBO Alexandria Schneider UTMA PA until Age 21 - Not Applicable
John Schneider custodian FBO Helena Schneider UTMA PA until Age 21 - Not Applicable
John Schneider custodian FBO Beatrice Schneider UTMA PA until Age 21 - Not Applicable
John M. Schneider - Not Applicable

(iv) Shared power to dispose or to direct the disposition of:

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Not Applicable
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not Applicable
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not Applicable
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
Not Applicable
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
December 17, 2014

Date
PWA Real Estate, LLC
Private Wealth Adv 401K PSP FBO John M. Schneider
John Schneider custodian FBO Alexandria Schneider UTMA PA until Age 21
John Schneider custodian FBO Helena Schneider UTMA PA until Age 21
John Schneider custodian FBO Beatrice Schneider UTMA PA until Age 21
/s/ John M. Schneider

Signature
John M. Schneider, CEO and President

Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
CUSIP No.: 00760J108
Exhibit A

SCHEDULE 13G AMENDMENT NO. 2 JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13G/A to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Dated: 12/17/2014

PWA REAL ESTATE, LLC
By: /s/ John M. Schneider
Name: John M. Schneider
Title: Sole Member

PRIVATE WEALTH ADV 401K PSP FBO JOHN M. SCHNEIDER
By: /s/ John M. Schneider
Name: John M. Schneider
Title: Owner

JOHN SCHNEIDER CUSTODIAN FBO ALEXANDRIA SCHNEIDER UTMA PA UNTIL AGE 21
By: /s/ John M. Schneider
Name: John M. Schneider
Title: custodian

JOHN SCHNEIDER CUSTODIAN FBO HELENA SCHNEIDER UTMA PA UNTIL AGE 21
By: /s/ John M. Schneider
Name: John M. Schneider
Title: custodian

JOHN SCHNEIDER CUSTODIAN FBO BEATRICE SCHNEIDER UTMA PA UNTIL AGE 21
By: /s/ John M. Schneider
Name: John M. Schneider
Title: custodian

/s/ John M. Schneider
Exhibit B

Private Wealth Advisors, Inc. (the Company) is hereby confirming that that certain Schedule 13G on Form SC 13G, together with all exhibits and amendments thereto (File No. 005-52329), as initially filed with the Securities and Exchange Commission (Commission) on February 10, 2014 (collectively, the Schedule 13G), be withdrawn effective immediately. The Schedule 13G was filed under an incorrect CIK number. The incorrect filing of the Schedule 13G has been corrected by the filing of Schedule 13D on Form SC 13D by John Schneider (File No. 005-52329 / File No. 141244284 / Filing Date November 21, 2014), which supersedes the Schedule 13G. Accordingly, this Amendment No. 2 to Schedule 13G is hereby filed to reflect that the Schedule 13G is withdrawn and will not be further amended.
Exhibit C

The Company is hereby confirming that the Schedule 13G be withdrawn effective immediately. The Schedule 13G was filed under an incorrect CIK number. The incorrect filing of the Schedule 13G has been corrected by the filing of Schedule 13D on Form SC 13D by John Schneider (File No. 005-52329 / File No. 141244284 / Filing Date November 21, 2014), which supersedes the Schedule 13G. Accordingly, this Amendment No. 2 to Schedule 13G is hereby filed to reflect that the Schedule 13G is withdrawn and will not be further amended.
Exhibit D

The Company is hereby confirming that the Schedule 13G be withdrawn effective immediately. The Schedule 13G was filed under an incorrect CIK number. The incorrect filing of the Schedule 13G has been corrected by the filing of Schedule 13D on Form SC 13D by John Schneider (File No. 005-52329 / File No. 141244284 / Filing Date November 21, 2014), which supersedes the Schedule 13G. Accordingly, this Amendment No. 2 to Schedule 13G is hereby filed to reflect that the Schedule 13G is withdrawn and will not be further amended.
Exhibit E

The Company is hereby confirming that the Schedule 13G be withdrawn effective immediately. The Schedule 13G was filed under an incorrect CIK number. The incorrect filing of the Schedule 13G has been corrected by the filing of Schedule 13D on Form SC 13D by John Schneider (File No. 005-52329 / File No. 141244284 / Filing Date November 21, 2014), which supersedes the Schedule 13G. Accordingly, this Amendment No. 2 to Schedule 13G is hereby filed to reflect that the Schedule 13G is withdrawn and will not be further amended.
Exhibit F

The Company is hereby confirming that the Schedule 13G be withdrawn effective immediately. The Schedule 13G was filed under an incorrect CIK number. The incorrect filing of the Schedule 13G has been corrected by the filing of Schedule 13D on Form SC 13D by John Schneider (File No. 005-52329 / File No. 141244284 / Filing Date November 21, 2014), which supersedes the Schedule 13G. Accordingly, this Amendment No. 2 to Schedule 13G is hereby filed to reflect that the Schedule 13G is withdrawn and will not be further amended.
Exhibit G

The Company is hereby confirming that the Schedule 13G be withdrawn effective immediately. The Schedule 13G was filed under an incorrect CIK number. The incorrect filing of the Schedule 13G has been corrected by the filing of Schedule 13D on Form SC 13D by John Schneider (File No. 005-52329 / File No. 141244284 / Filing Date November 21, 2014), which supersedes the Schedule 13G. Accordingly, this Amendment No. 2 to Schedule 13G is hereby filed to reflect that the Schedule 13G is withdrawn and will not be further amended.